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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VERSATA, INC.
(Name of Subject Company (Issuer))

TRILOGY, INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

925298 10 1
(CUSIP Number of Class of Securities)

LANCE A. JONES, ESQ.
VICE PRESIDENT AND GENERAL COUNSEL
TRILOGY, INC.
6011 WEST COURTYARD DRIVE
AUSTIN, TEXAS 78730
(512) 874-3100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

DENNIS R. CASSELL, ESQ.
HAYNES AND BOONE, LLP
901 MAIN STREET, SUITE 3100
DALLAS, TEXAS 75202
Telephone: (214) 651-5319
Facsimile: (214) 200-0788

CALCULATION OF FILING FEE

Transaction Valuation(1) $3,272,188.40	Amount of Filing Fee(2) $350.12

(1)
The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock and all shares of common stock issuable upon exercise of options vested on the Expiration Date (as defined in the Offer to Purchase), par value $0.001 per share (the "Shares") of Versata, Inc. at a purchase price of $0.40 per Share, net to the seller in cash. As of December 16, 2005, there were 8,178,546 Shares outstanding and outstanding options to purchase 5,000 Shares that will be vested on the Expiration Date.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for fiscal year 2006 issued by the Securities and Exchange Commission on November 18, 2005. Such fee equals 0.000107% of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: N/A     Filing Party: N/A
Form or Registration No. N/A    Date Filed: N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes to designate any transactions to which this statement relates:

☒
third party tender offer subject to Rule 14d-l

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

  Check the following box if the filing is a final amendment reporting the results of the tender offer.

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the third-party tender offer by Trilogy, Inc., a Delaware corporation (the "Purchaser") to purchase all of the issued and outstanding shares of common stock of Versata, Inc., a Delaware corporation (the "Company"), par value $0.001 per share (the "Shares"), at a purchase price of $0.40 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2005 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute, the "Offer").

Items 1 through 9 and Item 11.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, are incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

        Not Applicable.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated December 16, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Summary Advertisement as published in The New York Times on December 16, 2005.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of December 7, 2005, by and among Trilogy, Inc., V Acquisition, Inc. and Versata, Inc.
(d)(2)	Confidentiality Agreement, dated as of September 19, 2005, by and between Trilogy, Inc. and Versata, Inc.
(d)(3)	Stockholder Tender and Voting Agreement dated as of December 7, 2005, by and among Trilogy, Inc., V Acquisition, Inc. and certain stockholders of Versata, Inc.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

2

Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trilogy, Inc.
/s/ SEAN FALLON
Name:	Sean Fallon
Title:	Vice President Finance

Dated: December 16, 2005

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 16, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Summary Advertisement as published in The New York Times on December 16, 2005.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of December 7, 2005, by and among Trilogy, Inc., V Acquisition, Inc. and Versata, Inc.
(d)(2)	Confidentiality Agreement, September 19, 2005, by and between Trilogy, Inc. and Versata, Inc.
(d)(3)	Stockholder Tender and Voting Agreement dated as of December 7, 2005, by and among Trilogy, Inc., V Acquisition, Inc. and certain stockholders of Versata, Inc.
(h)	None

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EXHIBIT INDEX